Mail Stop 3561

March 4, 2010

Kit H. Tan
Chief Financial Officer
Interdyne Company
2 Flagstone
Apt 425
Irvine, CA 92606

Re: **Interdyne Company**
Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2009
Filed February 5, 2010
File No. 000-04454

Dear Mr. Tan:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 13. Exhibits

1. We note your response to comment one in our letter dated December 10, 2009, and we re-issue that comment. Please file all of the exhibits required to be filed as exhibits to Form 10-K. See Item 601 of Regulation S-K and Item 15 of Form 10-K. See for guidance Compliance and Disclosure Interpretation Question 146.02.

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As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact John Archfield at (202) 551-3315 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director